Filed Pursuant To Rule 433

Registration No. 333-275079

February 29, 2024

WTLV-TV: First Coast Living with John Hoffman

DAVID BENFIELD: Spot Bitcoin ETFs, you ever heard of them? With the Securities and Exchange Commission approving some to be traded on the major stock exchanges, the floodgates have opened for all investors to more easily include crypto in their portfolios. Here to make sense of ETFs and give us an overview is John Hoffman, head of Distribution and Partnerships at Grayscale. Hey John, thank you so much for joining us today. First, for those of us who are new to this type of investing, what is a spot Bitcoin ETF and why is it making the news these days?

MANAGING DIRECTOR, GRAYSCALE INVESMENTS, JOHN HOFFMAN: Yeah so David thanks for having me and let's let's break that jargon down into three parts here. You have "spot" which is in reference to the current market price, "Bitcoin" which is the world's largest cryptocurrency with over a trillion dollars in assets, and "ETF" that was the third word there, is an exchange traded fund. So these are pooled investment vehicles that trade on an exchange much like a common stock. So when you put that together, spot bitcoin ETFs are exchange traded funds that hold Bitcoin. They launched earlier this year and are making it easier, simpler, more convenient to invest in Bitcoin.

BENFIELD: Very interesting. okay so what are the benefits of investing in Bitcoin in the first place?

HOFFMAN: Yeah, so over the last decade Bitcoin has been the best performing asset in the world, again over the past decade. So there's a performance story here in terms of why people are investing in Bitcoin. The second is really about diversification. So Bitcoin has historically behaved or performed differently than stocks, bonds, commodities, real estate and so investors are also investing in Bitcoin for the diversification principles there as well. So it's really about performance and diversification in terms of why the interest has gone up.

BENFIELD: So if people like the idea that Bitcoin isn't tied to any specific government and they want to have Bitcoin in their portfolio so why do i do it with an ETF with an ETF excuse me.

HOFFMAN: So you can buy Bitcoin directly through an exchange. You need to save keep that Bitcoin so store it on a digital hard drive or a crypto wallet to keep the Bitcoin safe. The ETF actually does that for you so it's safe keeps the Bitcoin and makes it again simple to access directly from your brokerage account.

BENFIELD: Very interesting. Would you recommend investing in spot Bitcoin ETFs as a long or a short-term investment?

HOFFMAN: So every investor is unique and has unique circumstances and needs and financial goals and so we recommend working with a financial professional. And we recommend here at Grayscale, long-term investing. And so we're seeing investors add Bitcoin to portfolios, a small part of the portfolio, for long term purposes.

BENFIELD: Okay, so you know there's another way to invest in Bitcoin, right? So tell us about G-B-T-C, first of all what is that and how is it performing?

HOFFMAN: So GBTC is the symbol for the Grayscale Bitcoin Trust which is an ETF that now trades on the exchange and makes it easier to invest in Bitcoin. So this came to market as an ETF earlier this year. It's been very very popular. it's the world's largest Bitcoin ETF with over $25 billion in assets and it trades an average of over $700 million a day. So there's a lot of interest in this ETF as well. Again, you can buy as little as a single share you know, in the $40-50 range depending on the day, to get access to Bitcoin and add Bitcoin to your portfolio through GBTC.

BENFIELD: Very, very interesting stuff John thank you so very much. Where can viewers find some more information?

HOFFMAN: So David, we invite your viewers to visit www dot grayscale dot com that's g r a y scale dot com to learn more about GBTC, the world's largest Bitcoin ETF and about our other offerings around education around cryptocurrency as well. Thanks for having me David.

BENFIELD: It is our pleasure John thank you so very much for joining us this morning and guys if you want to catch this segment again, just head over to First Coast News plus where you can catch it on Apple TV, Roku, and FireTV.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.